  As filed with the Securities and Exchange Commission on September 28, 1999

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB
             REGISTRATION STATEMENT FOR SMALL BUSINESS ISSUER UNDER
          SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              ALPHACOM CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

         DELAWARE                           2731                     98-0206030
(STATE OR JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER    IDENTIFICATION NUMBER)

                              151 BLOOR STREET WEST
                                    SUITE 890
                                TORONTO, ONTARIO
                                 CANADA M5S-1S4
                                 (416) 927-7000
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES
                        AND PRINCIPAL PLACE OF BUSINESS)


                                MICHAEL P. KRAFT
                                    PRESIDENT


                              ALPHACOM CORPORATION
                              151 BLOOR STREET WEST
                                    SUITE 890
                                TORONTO, ONTARIO
                                 CANADA M5S-1S4
                                 (416) 927-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   Copies to:

                             STANLEY MOSKOWITZ, ESQ.
                          MOSKOWITZ ALTMAN & HUGHES LLP
                         11 EAST 44TH STREET, SUITE 504
                               NEW YORK, NY 10017
                                 (212) 953-1121

        Securities to be registered under Section(g) of the Exchange Act:

Title of Each Class:

Common Stock, $0.001 par value

                                TABLE OF CONTENTS

TABLE OF CONTENTS
PART I

         ITEM 6       DESCRIPTION OF BUSINESS
         ITEM 7       DESCRIPTION OF PROPERTY
         ITEM 8       DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
         ITEM 9       REMUNERATION OF DIRECTORS AND OFFICERS
         ITEM 10      SECURITY OWNERSHIP OF MANAGEMENT AND
                               CERTAIN SECURITY HOLDERS
         ITEM 11      INTEREST OF MANAGEMENT AND OTHERS IN
                               CERTAIN TRANSACTIONS
         ITEM 12      DESCRIPTION OF SECURITIES

PART II
         ITEM 1       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                               COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
         ITEM 2       LEGAL PROCEEDINGS
         ITEM 3       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ITEM 4       RECENT SALES OF UNREGISTERED SECURITIES
         ITEM 5       INDEMNIFICATION OF DIRECTORS AND OFFICERS

PART F/S
         FINANCIAL STATEMENTS

PART III
         ITEM 1       INDEX TO EXHIBITS
         ITEM 2       DESCRIPTION OF EXHIBITS

                                     PART I

The Registrant has elected to report under Disclosure Alternative 2 under Form 10-SB.

ITEM 6   DESCRIPTION OF THE BUSINESS

Company Background

AlphaCom Corporation ("AlphaCom" or alternatively, the "Company"), a Delaware corporation, is a newly formed, developmental stage marketing distribution company operating in the specialty publishing business. The Company maintains its executive offices at 151 Bloor Street West, Suite 809, Toronto, Ontario, Canada M5S-1S4. The Company is a subsidiary of Alpha Communications Corp. ("ACC"), which is located at 151 Bloor Street West, Suite 809, Toronto, Ontario, Canada M5S-1S4. AlphaCom intends to establish a United States-based specialty publishing business by utilizing a marketing and distribution plan used by ACC in the Canadian market. The Company intends to pre-sell (sell a concept for a book or other media prior to development or publication), or license (obtain the rights to publish from original copyright owners) ("License"), books, videos, and other complementary multi-media products through traditional and alternative distribution channels in the United States market.

The Company was incorporated in December 1997 for the express purpose of assembling the capital and management resources required to duplicate the strategy of ACC, as regards to the specialty publishing business in the United States marketplace (see Sales and Marketing discussion below).

The Company is devoted to two areas of specialty publishing: (1) Promotional Publishing; and (2) Custom Brand Name Publishing. Promotional Publishing is the publishing and production of pre-existing books licensed to the customer and pre-sold original books, written at the customers request. It also includes other media products for use by consumer product and service providers as premiums to support sales-generating consumer offers. The Company plans to initially offer its Promotional Publishing services to the consumer products, food service, financial services industries, as well as to specialty and general retailers. Custom Brand Name Publishing involves the development, publishing and production of original books and other media products under the client's brand name, which are distributed directly to retailers, wholesalers, and distributors and then licensed to traditional publishers.

To date, the Company has (i) defined the market opportunities for the Company in the specialty publishing business; (ii) assembled a staff with knowledge and experience in the North American publishing industry; and (iii) completed a private placement offering of securities that generated the funds necessary to begin the initial implementation of its marketing and distribution plan.

The Company's management forecasts that as a result of the proceeds received from its Offering (which is further discussed below), the Company will have sufficient capital during the next six months to complete the initial implementation of the marketing and sales strategy utilized by ACC in the Canadian market. Although the Company estimates that the proceeds of this Offering will be used over the next six months, due to the uncertainty of the Company's future revenue, it is difficult to predict the date by which the proceeds will be fully utilized. To fully implement the Company's marketing and sales strategy in the specialty publishing business in the United States, the Company has projected that it will need approximately $3,500 a month. The Company intends to seek such additional funding through private or public offerings of its securities, joint ventures or other arrangements. However, there can be no assurances that any offerings will take place in the future and that funds raised will be sufficient to meet the Company's cash requirements.


Upon receipt of such funding, the Company will continue its marketing and sales strategy. This includes the ongoing development and creation of two new original title cookbooks to be created for the retail bookstore and promotional markets under the imprint of the Corning Consumer Products Company houseware brands. The Company has also targeted other brand name US corporations such as Michael's The Arts & Crafts Store, Inc., PNC Mortgage Corp. of America, Farmers & Traders Life Insurance Co., and has made or is in the process of making presentations to such corporations. The Company has begun presenting and will continue to present its Brand Name Publishing Program to a minimum of 3 United States based corporations each month during the next 12 months following this registration.


Additionally, the Company shall seek to present and market existing off-the-shelf books developed by third parties to United States based corporations for their promotional and marketing use. This process will be ongoing and each month the Company's strategy sets a goal of it making a minimum of 5 presentations to companies focused in the consumer products, food service, financial services and specialty/general retailers in the United States.


The Company projects that it will spend approximately $3,500 per month on general and administrative expenses during the first 12 months following this registration. Thereafter, should the Company achieve a positive cash flow, the Company hopes to provide its officers with salaries and/or a combination of draws against future commissions based on individual sales results (i.e. confirmed and shipped orders). The Company has taken approximately 3 to 4 months to develop and package presentations for United States based corporations, and the Company anticipates it will take approximately 6 to 8 months to generate confirmed orders, and approximately 9 months to complete production, deliver and be paid for promotional sales of existing books and up to 12 months to develop manuscripts, complete production, deliver and be paid for original custom created Brand Name books.


However, there can be no assurance that the Company will be able to meet this timetable, the Company will be able to implement such plan or that even when the Company is able to implement the plan, a profit will be achieved.

Products and Products Strategy

The Company's growth strategy is to create ownership of publishing copyrights and/or distribution rights, with an initial emphasis on books, with possible growth into other complementary multi-media products. The Company's ownership of publishing and distribution rights will be created through the Company's Custom Brand Name Publishing division. As more thoroughly discussed below, Custom Brand Name Publishing involves the development, publishing and production of original books and other media products under a corporation's brand name. Under this publishing model, when original books are newly created, the Company will retain either: (i) full copyright ownership; or (ii) shared copyright ownership with the specific corporation that the brand name books are published on behalf of. Additionally, the Company will retain sole distribution and reprint rights on any newly created books.


         PROMOTIONAL PUBLISHING DIVISION

The Company intends to focus on the marketing and distribution of unique single-title offers and multi-title continuity based promotional programs to the consumer products, food service, financial services industry and to specialty and general retailers in the United States. In addition, the Company intends to sell and distribute books, and other complementary multi-media products, for use in sales promotional offers to attract or reward customers.


The sales promotion industry, in the United States, is estimated to be in excess of $13 billion, with a recent growth rate of 12-15% per year. The Company believes the use of books as promotional products, while growing, is currently not a significant part of the industry. The Company believes that those potential clients that use sales promotions will be receptive to the use of books as promotions in order to differentiate their promotions from other traditional premium items (i.e. glassware, t-shirts, mugs, hats and bags). Industry experts estimate that approximately two thirds of all marketing dollars are spent on consumer and trade promotions. According to the Promotional Products Association International, growth in the use of "premium" based sales promotional programs (including books and videos) is expected to continue, as a result of a shift in advertising dollars from traditional media to new marketing vehicles.


In accordance with an agreement between the Company and ACC, dated December 17, 1998 (the "Operating Agreement"), all publishing business based in the United States will be conducted by the Company, while all publishing business based outside of the United States will be conducted by ACC. Pursuant to the Operating Agreement, the Company has access to, and will offer its clients, ACC's originally created publications and copyrights, and intends to license these existing copyrights to third parties. The ACC product line currently includes products in the following categories:

         Books                Videos                 Books Plus
         -----                ------                 ----------
         Children             Children's Videos      Children's Books-with-Toys
         Cooking              General Interest       Cookbooks-with-Videos
         Entertainment        Sports                 Gardening Books-with-Videos
         Financial
         General Interest
         Health
         Parenting
         Reference
         Sports

The Company's objectives, with regards to Promotional Publishing, is to establish a presence in the United States marketplace dedicated to the sales of the Company's products and services. Pursuant to an oral agreement, the Company pays ACC a royalty fee, for access to ACC's library and services, of seven and one-half (7-1/2%) percent of the Company's net sales ("Net Sales") up to the first $1,000,000 and ten (10%) percent of Net Sales thereafter. Net Sales means the amount of gross sales less any discounts, returns, allowances, shipping costs and federal or state taxes.

         CUSTOM PUBLISHING DIVISION

The Company intends, in the Custom Publishing area, to develop and create non-fiction books. The Company will act as a custom publisher in one of two ways: (1) through the creation of "brand name" editions (books with the name and/or trademark of a widely-respected, recognized corporation or brand) for sale to book stores, clubs and libraries; or (2) the creation of books for the exclusive use by a "brand name" client as marketing tools for promotional purposes. The Company will attempt to pre-sell to brand name clients such books as well as to make them broadly available through traditional distribution channels (i.e. book stores, mass merchandising chains, book clubs and public libraries). The Company intends to solicit brand name clients include leading consumer product companies, financial service companies in addition to general retailers. The Company plans to build its ownership of copyrighted materials through the creation of its own proprietary brand name titles, which the Company believes will generate recurring residual revenues.

The Company intends to establish its own Brand Name so that clients and consumers associate the Company's name as a publisher of information desired by consumers, in book format. The Company believes that the establishment of its brand name ("AlphaCom") will enhance the Company's ability to sell its publishing services to trade book publishers, in addition to offering the same books it develops for these publishers to clients, for their own marketing and promotional needs. Either through its internal capabilities, or through sub-contracting, the Company believes it will be able to offer the following custom publishing services:

 Business Consulting     Creative Services     Production Services and Expertise
 -------------------     -----------------     ---------------------------------
 Concept Development     Art Direction         Project Management
 Proposals and Research  Design/Illustration   Printing/Digitizing
 Rights Negotiations     Copyrighting          Video Development
 Licensing               Editing
 Distribution            Proof-reading

The Company anticipates that it will generate Custom Publishing revenues through
(1) the sale of books directly to the client; (2) the sale of books to traditional book publishers; and (3) the licensing of copyrights to traditional book publishers.

Intellectual Property

Currently the Company does not have or use any of its own trademarks, trade names, or copyrights. However, the Company may utilize the intellectual property of ACC pursuant to the Operating Agreement. To that end the Company intends to file trademark registrations with the United States Patent and Trademark Office to register "AlphaCom" and to permit the use of ACC's trademarks within the United States. ACC's Canadian registered trademarks include "Alpha Publishing TM", "Alpha Media TM", and the recently filed "Alpha Brand Name Books TM." The Company also has access to the growing list of the wide range of publishing copyrights owned by ACC and intends to market such publishing copyrights in the United States market. The following are specific books where ACC owns full or partial copyright ownership and in all cases owns distribution, and reprint rights.

Project                                           Title
-------                                           -----
Cooperators Safe & Sound Series:                  In The Driver's Seat
                                                  Safeguards for Seniors
                                                  Safety at Home

President's Choice Gardening Guides:              Design
                                                  Plantings
                                                  Care
                                                  Containers
                                                  Bulbs
                                                  Garden Remedies

Investors Group Managing Your Money Series:       Staring Out
                                                  Prime Time
                                                  Retire Ready
                                                  Small Business
                                                  (English & French)

Cadbury Chocolate Book:                           The Tale of the Great Bunny
                                                    (English & French)

Polkadot Shorts Book:                             Dumpty's Blanket Adventure

The Pan Caribbean Handbook & Business Directory:  1998 Edition

There can be no assurance that the Company will be able to secure trademark registrations for its name or any of the marks of ACC for use in the United States or that third parties will not infringe upon or misappropriate the Company's copyrights, trademarks and similar proprietary rights.

Competition

The Company will compete with both traditional publishing companies as well as promotional marketing agencies. Management believes the Company's ability to focus on both Promotional Publishing and Custom Brand Name Publishing will enable the Company to compete effectively in the specialty publishing business. However, there is no assurance that operating losses will not result from this competition which may have a materially adverse effect on the Company.

The Company will also compete with major trade publishers, all of which have greater financial and other resources than the Company. Such competitors include Scholastic, Harper Collins and Simon and Schuster.

There can be no assurance that the Company will be able to compete successfully against current and future competitors, that competition will not intensify or that competitive pressure faced by the Company will not materially adversely affect its business, financial condition or results of operations.

Sales and Marketing Strategy

The Company intends to implement a sales and marketing strategy that will emulate the strategy utilized by ACC in Canada, with regards to the specialty publishing business in the United States marketplace. The marketing program will initially focus on identifying potential customers in the United States market that could utilize publishing or brand name publishing products. The Company also intends to use ACC's existing customer base by attempting to establish relationships with United States based companies that are associated with ACC's Canadian customers. The Company intends to offer its proprietary or acquired content to the targeted clients for their use as sales generating, marketing and/or promotional tools. Additionally the Company intends to offer content development services for other forms of media, such as audio, video, CD-based products and the Internet.

ACC's marketing and sales strategy involves both: (i) Promotional Publishing and
(ii) Custom Brand Name Publishing. ACC's promotional publishing plans call for ongoing development of presentations of existing off-the-shelf books developed by third parties which are presented to Canadian corporations in the consumer products, food service, financial services and specialty/general retail industry. ACC's sales and marketing plans include making a minimum of 10 presentations per month to new clients in Canada within the sectors described above. Additionally, ACC continues to market to its existing promotional publishing customers, new off-the-shelf titles on an ongoing basis. In the custom brand name publishing sector, ACC develops customer proposals for a minimum of 5 new Canadian corporations per month. At the same time, ACC creates new titles and new series of books for presentation to its existing Canadian corporate clients which it has published brand name titles for in the past.

Staffing Requirements

The Company currently maintains a staff of three officers, whom are presently serving on a part-time basis. Such staff is comprised of individuals who have many years of sales, marketing and financial experience in the North American publishing industry. None of these officers are currently paid a salary. Upon additional funding, the Company intends to commence the payment of salaries. Furthermore, upon additional funding, it is expected that the current staff will serve on a full time basis and that additional staff will be employed as needed.

Regulation D, Rule 504 Offering

The Company recently completed a Regulation D-Rule 504 offering, in which the Company offered up 1,000,000 shares of common stock, par value $0.001 per share (the "Offering"), at an offering price of $1.00 per share (the "Offering Price"). The Offering sold 100,000 shares of common stock and a closing Form D was filed with the Securities and Exchange Commission on or about April 14, 1999.

The proceeds from the Offering were approximately $100,000. The following summary, based on management estimates, illustrates the manner in which the net proceeds of the Offering are expected to be applied and allocated.

Application                                       Amount
Transfer Agent's Fees                             $ 1,000
Printing and Engraving Costs                      $   200

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Legal Fees                                        $20,000
Accounting                                        $ 1,500
Salaries and fees                                 $18,000
Working capital                                   $59,300
                                                 --------
                                        Total    $100,000

The Company believes that the proceeds from this Offering are adequate for the Company to initiate the preliminary stages of its business plan. The Company's business plan is based on additional funding being obtained, through private or public offerings of its securities, joint ventures or other arrangements. The proceeds of any additional funding, if available, will be applied and allocated by the Company, as determined by the board of directors of the Company. There can be no assurances that any securities offerings will take place in the future, or that funds sufficient to meet any of the foregoing needs or plans will be raised. If additional funding is not obtained, then the Company will not be able to execute its business plan.

General Economic and Other Conditions.

There is no assurance that the Company's business may not be adversely affected from time to time by such matters that may be outside the control of the Company and/or its officers and directors such as changes in general economic conditions, real estate, tax law or policy, local and international governments, international relations and related conditions, as they exist in any country where the Company may penetrate markets.

Control by Current Management

ACC beneficially owns approximately 99% of the outstanding common stock of the Company. As a result, current management is and will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such control could delay or prevent a change in control of the Company or adversely affect the market price of the common stock.

Year 2000 Compliance.

There are issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" ("Y2K") is pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. After a complete assessment of potential Y2K issues, including Y2K with regard to the Company's non-information technology systems, the Company has made a determination that presently and in the near future it will not be adversely affected by Y2K compliance issues. Accordingly, the Company does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant outside the ordinary course of business. The Company's Y2K assessment was based on the following: (i) aside from its Y2K compliant personal computers, the Company has no computer hardware or software systems to update or replace; and (ii) the Company does not have any third party relationships. Consequently, Y2K does not present and will not present a material event or uncertainty for the Company. As such, the Company does not intend to formulate a specific Y2K contingency plan. However, the Company will take every measure to

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insure Y2K compliancy by: (i) purchasing any required future computer hardware or software systems from only known Y2K compliant vendors; and (ii) sending questionnaires to, and obtaining written assurance of Y2K compliancy from, potential third party vendors, suppliers or subcontractors. Regardless, significant uncertainty exists concerning the potential costs and effects associated with Y2K. The Company's most likely worst-case scenario in the event the Company is affected by Y2K will be the delay in the implementation of the Company's marketing and distribution plan. Thus, any Y2K compliance problem of either the Company or its users, customers or advertisers could have a material adverse effect on the Company's business, result of operations and financial conditions.

Lack of an Operating History.

The Company will be utilizing the marketing and distribution plan used by ACC in the Canadian market for the specialty publishing business within the United States. ACC, since its inception May 24, 1996, has implemented a sales and marketing strategy for both Promotional Publishing sales and Custom Brand Name Publishing sales for a wide range of customers including Spiegel Inc., Cadbury Chocolate Inc., Investors Group, Co-Operators Insurance Company, and the Corning Consumer Products Company. For the latest fiscal year ending December 31, 1998, ACC had total sales of Cd$1,926,786 and net loss after taxes of Cd$307,557. At the end of the first quarter ending March 31, 1999, ACC had a pre-tax income of Cd$186,100. There can be no assurance that such plan will be successful in the United States.

ITEM 7   DESCRIPTION OF PROPERTY

The Company maintains offices at:

         151 Bloor Street West
         Suite 890
         Toronto, Ontario, Canada M5S 1S4

Beginning July 1, 1999, the Company entered into a month-to-month, oral lease with ACC at the rate of US$750 per month.

ITEM 8   DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The following table sets forth certain information with respect to the directors and executive officers of the Company:

Name                Age   Position                                Term of Office
----                ---   --------                                --------------
Michael P. Kraft    36    President, CEO, Secretary and Director  1997 - present

Richard Sherman     37    Executive Vice-President and Director   1997 - present

Khurram Qureshi     36    Chief Financial Officer and Director    1999 - present

The board of directors will be the governing body of the Company and will set goals and establish policies, will retain qualified executive leadership and will oversee the performance of that leadership for the organization.

The board of directors will be active in that it will meet formally at least on a quarterly basis. The full board of directors may choose to delegate some authority to an executive committee that will meet more frequently and will exercise interim policy making and oversight authority.

Each director will be elected to hold office until the next annual meeting of shareholders and until his successor has been qualified and elected. The following sets forth certain information as well as a brief account of business experience during the past five years of each director and executive officer of the Company.

Current Officers and Directors

Michael P. Kraft - President, CEO, Secretary and Director. Mr. Kraft co-founded ACC in the fall of 1994 and, as President, Chief Executive Officer, and Secretary of ACC, Mr. Kraft is involved in overseeing sales, acquisitions, financing and contract strategy. Mr. Kraft has been involved in the sales promotion marketing industry in Toronto since 1986. He has developed numerous working relationships with clients in the packaged goods, financial services, consumer products, retail petroleum industries, etc., throughout Canada. In August 1990, Mr. Kraft joined Madison Marketing Limited, one of North America's leading Specialty Book Publishers concentrating in the retail gasoline and food services industries in Canada, the United States, and internationally. As Vice-President of Sales & Marketing, Mr. Kraft was involved in the product development process and responsible for that company's sales and marketing efforts. He developed numerous client relationships and was involved in the sale of in excess of 20 million books through various consumer promotion programs.

Richard Sherman - Executive Vice-President and Director. Mr. Sherman is a co-founder of ACC and as Executive Vice-President of AlphaCom is actively involved in the Company's sales efforts. For the past three years, Mr. Sherman has played a key role in expanding ACC's client base. In Canada, Mr. Sherman has developed relationships with, and sold promotional/premium programs to numerous high-profile accounts including Avon Canada, Hudson's Bay, Molson Breweries, Arby's Canada, Cadbury Chocolate Canada, etc. Prior to his position at AlphaCom, Mr. Sherman managed a variety of sales and marketing activities within the communications industry. He began his career in 1986 at Scotpage Corporation Limited in sales and marketing. During his tenure at Scotpage, he pursued and acquired many new accounts leading to record sales for the company. Additionally, Mr. Sherman was involved in the development and execution of several successful promotional campaigns.

Khurram Qureshi- Chief Financial Officer and Director. Mr. Qureshi has been the Chief Financial Officer of ACC since 1997 and brings to AlphaCom over ten years of experience in the field of finance and accounting, including experience working for several public companies. Mr. Qureshi graduated from York University (Toronto), with a Bachelors Degree in Administrative Studies and qualified as a Chartered Accountant in 1990. Mr. Qureshi's responsibilities with the Company will include financial administration, control and reporting.

ITEM 9   REMUNERATION OF DIRECTORS AND OFFICERS

To date, the Company has paid no compensation to any of its officers or directors. It is the Company's intention in the upcoming year, to compensate certain officers of the Company on a reasonable basis in keeping with industry standards. Certain officers and directors of the Company will also own, either directly or indirectly, equity in the capital stock of the Company.

Presently the Company's three officers are serving on a part time basis only. The Company has estimated that it will take approximately 10 to 12 months to generate positive cash flow through its Promotional and Custom Brand Name publishing sales . Following this estimated 12 month period, or in the event the Company raises additional funding beyond its requirements estimated at $3,500 per month for general and administrative expenses, the Company may entertain the payment of salaries and/or draws against commission on an individual basis with each officer based on sales results (i.e. confirmed and shipped orders). The directors at this time have not received any compensation nor is any planned. Nor has the Company entered into any agreements with officers and/or directors in regard to future compensation they may earn. The Company may in the future seek to implement a stock option plan for the benefit of its employees.



Messrs. Kraft and Sherman, in addition to being directors and officers of the Company are also officers, directors and major shareholders of ACC. As a result of ACC being the controlling shareholder of the Company, Messrs. Kraft and Sherman have an indirect interest in the capital stock of the Company. Mr. Qureshi is the Chief Financial Officer of ACC and has stock options in ACC, and thus has the opportunity for an indirect ownership in the capital stock of the Company through ACC's controlling shareholder position, assuming Mr. Qureshi exercises his ACC options.


                           Summary Compensation Table

                            Annual                               Expected
      Name and           Compensation           Total          Compensation
 Principal Position       Year Salary        Compensation        for 1999
 ------------------       ---- ------        ------------        --------

Michael P. Kraft*         1998    $0             $0                $0
President, CEO &
Secretary
Richard Sherman*          1998    $0             $0                $0
Executive Vice-
President
Khurram Qureshi*          N/A     N/A            $0                $0
Chief Financial Officer
and Director

*Messrs. Kraft, Sherman and Qureshi are officers of ACC and receive salaries from ACC. As of July 1, 1999, the Company has access to ACC's premises, library and other services and pays a royalty fee of seven and one-half (7-1/2%) percent of net sales up to $1,000,000 and ten (10%) percent of net sales thereafter.

ITEM 10  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

As of July 1, 1999, the Company had 11,100,000 shares of common stock issued and outstanding. The following tabulates the holdings of shares of the Company by each person who, to date, holds of record or is known by management of the Company to own beneficially 5% or more of the outstanding shares and, in addition, by all directors and officers of the Company, individually and as a group.

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

                                              Number of Shares        Percentage of Class
Name and Address of Beneficial Owner(2)    Beneficially Owned(1)      Beneficially Owned
---------------------------------------    ---------------------      ------------------
Alpha Communication Corp...............          11,000,000                     99.1%

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Generally, a person is deemed to be the beneficial owner of a security if he has the right to acquire voting or investment power within 60 days of the date of this Registration Statement. Except as otherwise noted, each individual or entity has sole voting and investment power over the securities listed.

(2) The address of Alpha Communications Corporation, 151 Bloor Street West, Suite 890, Toronto, Ontario, Canada M5S-1S4.

Changes in Control

The Company is not aware of any arrangements, including the pledge by any person of securities of the Company, which may at a subsequent date result in a change in control of the Company.

Certain Provisions of Delaware Law

The Company is a Delaware corporation and is subject to the provisions of
Section 203 of the Delaware General Corporation Law ("DGCL"). In general,
Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person became an interested stockholder unless (i) before that person became an interested stockholder or approved the business combination, (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) on or following the date of which that person became an interested stockholder, the business combination is approved by the Company's board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the Company not owed by the interested stockholder.

Under Section 203 of the DGCL, these restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

Under Section 162 of the DGCL, the board of directors of the Company can, without stockholders approval, issue authorized but unissued shares of capital stock, which may have the effect of delaying deferring or preventing a change of control of the Company.

ITEM 11  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company's transactions with ACC during the past two years:

     o In December 1997, on behalf of the Company, ACC prepaid legal expenses in the form of a retainer to Moskowitz, Altman & Hughes LLP in the amount of US$5,000.

     o In December 1998, the Company issued 11 million shares of its common stock to ACC for paid up capital of US$11,000.

     o In December 1998, the Company entered into an operating agreement with ACC, whereby the Company will have access to ACC's originally created publications and copyrights, and ACC will provide the Company with consulting, managerial assistance and marketing assistance.

     o In December 1998, ACC identified, negotiated and secured a licensing agreement on behalf of the Company with Corning Consumer Products.


     o Pursuant to an oral agreement with ACC, commencing January 1999 and terminating June 1999, the Company was obligated to pay ACC a monthly management fee in the amount of $5,000. Effective July 1999, such management fee was reduced to $500 a month.



     o Commencing July 1, 1999, the Company entered into a month-to-month oral lease with ACC at the rate of US$750 per month for use of ACC's offices at 151 Bloor Street West Suite 890, Toronto, Ontario, Canada M5S 1S4.



     o Pursuant to an oral agreement with ACC, the Company shall pay ACC a royalty fee for access to ACC's library and services, of 7 1/2% of the Company's Net Sales up to the first $1,000,000 and 10% of Net Sales thereafter. To date, no royalty payments have been paid to ACC, as no final or finished or printed product has been delivered and paid for as of yet.


No member of the board of directors or officer of the Company, to the Company's knowledge has any material interest resulting from any relationship or business affiliation with the Company.

ITEM 12  DESCRIPTION OF THE COMPANY'S SECURITIES

The Company, a Delaware corporation, is authorized to issue 50,000,000 shares of which 49,990,000 shall be common stock, $0.001 par value and 10,000 shares shall be preferred stock, $0.001 par value. As of July 1, 1999 the Company had 11,100,000 shares of common stock issued and outstanding.

Common Stock

All shares are fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholder meetings may be called by the officers or directors, or upon the request of holders of at least one-tenth (1/10) of the outstanding shares. Holders of shares are entitled to one vote at any shareholder's meeting for each share they own as of the record date set by the board of directors. There is no quorum requirement for shareholders meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate in a distribution of assets available for such a distribution to shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any share. Reference is made to the Company's Articles of Incorporation, as amended, and its bylaws as well as to the applicable Statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the bylaws may be amended by the board of directors without notice to the shareholders. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors.

Preferred Stock

The Company has not issued any preferred stock. The 10,000 shares of preferred stock designated in the Company's certificate of incorporation is "blank check" preferred stock, which authorizes the board of directors to authorize and issue one or more series of preferred stock with the designations, rights and preferences as determined, from time to time, by the board of directors. The board of directors is authorized to make such designations without shareholder approval.

Dividend and Stock Buy Back Policy

The Company is a new business and no assurance can be given that it will generate earnings from which cash dividends can be paid. However, if earnings are generated, management may follow a policy of retaining all earnings for the expansion of the capital base of its business. Such a policy could be maintained as long as necessary to provide funds for the Company's expansion of capital base. Any dividends that may be paid in the future will be dependent upon the earnings and financial requirements of the Company and all other relevant factors. At such time as the Company has accumulated profits not needed to sustain operations or planned for expansion, the Company may choose to implement a share buy back program, if such a program is deemed to be the most cost efficient method of delivering a capital return to its shareholders. If such a program is implemented, and if some shareholders choose to sell a portion of their shares to the Company and other do not, the proportion of ownership of the Company held by participating and nonparticipating shareholders will be effected. The Company has not paid any dividends on its common stock to date.


                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Market for Common Stock

Prior to this Registration, there has been no public market for the common stock of the Company and there can be no assurance that a trading market will develop at the conclusion of this Registration, or even if such a trading market should develop, that the common stock may be resold at or near the original purchase price. Any market for the common stock of the Company that may develop will, in all likelihood, be a substantially limited one. The Company intends to apply to the NASD OTCBB (Bulletin Board) to have its shares listed for trading. There can be no assurance that it will be accepted for trading on the OTCBB.

As of July 1, 1999 the Company had 11,100,000 shares of common stock issued and outstanding held by approximately 50 holders of record. Of these shares, 100,000 shares are freely transferable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below, which will be subject to the resale limitations of Rule 144. The remaining 11,000,000 shares of common stock, will be "restricted securities" within the meaning of Rule 144 and may not be resold in a public distribution unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell publicly, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the number of shares of common stock then outstanding or (ii) the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

The Company has not agreed to register any shares of common or preferred stock under the Securities Act for sale by any of the Company's security holders.

Dividend Policy

The Company does not have a policy of paying dividends, and it is currently anticipated that no cash dividends will be paid. Any future decision to pay cash dividends will be made on the basis of earnings, alternative needs for funds and other conditions existing at the time.


ITEM 2   LEGAL PROCEEDINGS

Legal Proceedings

The Company is not a party to any legal proceeding or claims which, if decided adversely against the Company, would have such a material adverse effect on the Company's business, financial condition or results of operations.


ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has no changes in or disagreements with its accountants since the Company's incorporation.


ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES

Since inception, the Company has issued unregistered securities to a limited number of persons as described below.

         (1) On or about December 16, 1998, the Company issued 11,000,000 shares of common stock at a subscription price of $0.001 per share to Alpha Communications Corp.

         (2) The company offered for sale common stock of the Company through a Confidential Offering Circular pursuant to Rule 504 of Regulation D of the Securities Act of 1933. The 504 placement began in December, 1998 and was completed as of April 6, 1999. The offering succeeded in selling 100,000 shares of the Company's common stock at an offering price of $1.00 per share. The shares were sold to 49 unaccredited investors residing within New York State and outside the United States.


ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation on Liability; Indemnification of Directors and Officers

The Company's certificate of incorporation includes certain provisions permitted pursuant to the DGCL whereby officers and directors of the Company shall be indemnified against certain liabilities to the Company or its shareholders. The certificate of incorporation also limits to the fullest extent permitted by the DGCL a director's liability to the Company or its stockholders for monetary damages for breach of fiduciary of care duty as a director, including gross negligence, except liability for (i) breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the laws, (iii) under Section 174 of the DGCL (relating to unlawful payments of dividends or unlawful stock repurchases or redemptions) or (iv) any transaction from which the director derives an improper personal benefit. This provision of the Company's certificate of incorporation has no effect on the availability of equitable remedies, such as injunction or rescission. The Company believes that these provisions will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

Business Insurance


The Company through ACC carries Errors and Omissions liability insurance to cover the Company along with standard business insurance policy to insure the assets and activities of the Company.


                          PART F/S FINANCIAL STATEMENT

                      Financial Statements
                      (In U.S. dollars)

                      ALPHACOM CORPORATION
                      (A DEVELOPMENT STAGE ENTERPRISE)

                      Period from December 15, 1997 (date of incorporation) to December 31, 1998

AUDITORS' REPORT


To the Director of AlphaCom Corporation

We have audited the balance sheet of AlphaCom Corporation (A Development Stage Enterprise) as at December 31, 1998 and the statements of operations and deficit and cash flows for the period from December 15, 1997 (date of incorporation) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and its cash flows for the period then ended in accordance with generally accepted accounting principles in the United States.

/S/ KPMG LLP
Chartered Accountants

Toronto, Canada
April 23, 1999

   ALPHACOM CORPORATION
   (A DEVELOPMENT STAGE ENTERPRISE)

   Balance Sheet
   (In U.S. dollars)

   December 31, 1998

   Assets

   Cash                                                          $         461


                                                                 $         461

   Liabilities and Shareholder's Deficiency

   Liabilities:
       Accounts payable and accrued liabilities                  $       9,261

       Advances from parent company (note 1)                             6,910

                                                                        16,171

   Shareholder's deficiency:
       Capital stock:
           Authorized:
                49,990,000 common shares, no par value, $0.001
                per share 10,000 preferred shares, par value
                $0.001
           Issued:
                11,000,000 common shares
                                                                        11,000
       Deficit
                                                                       (26,710)

                                                                       (15,710)


                                                                 $         461



See accompanying notes to financial statements.

ALPHACOM CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Statement of Operations and Deficit
(In U.S. dollars)

Period from December 15, 1997 (date of incorporation) to
December 31, 1998

Expenses:
       General and administrative                               $      26,710

Loss for the period, being deficit, end of period               $      26,710



Statement of Cash Flows
(In U.S. dollars)

Period from December 15, 1997 (date of incorporation) to
December 31, 1998


Cash provided by (used in):

Operating activities:
    Loss for the period                                         $     (26,710)
    Increase in accounts payable and accrued liabilities
                                                                        9,261

                                                                      (17,449)

Financing activities:
    Issuance of capital stock
                                                                       11,000
    Advances from parent company
                                                                        6,910

                                                                       17,910

Increase in cash, being cash, end of period                     $         461





See accompanying notes to financial statements.

The Company was incorporated under the laws of the State of Delaware on December 15, 1997 and is a development stage marketing distribution company operating in the specialty publishing business.
       1.     Advances from parent company:
            Advances from parent company are non-interest bearing with no specific date of repayment.

       2.     Capital stock:
              Issued upon incorporation:
            11,000,000 common shares                            $      11,000

       3.     Fair value of financial instruments:
            The fair value of cash is the same as its carrying value. The fair value of advances from parent company are not determinable due to their related party nature.

       4.     Subsequent event:
            On April 13, 1999, the Company issued $100,000 of common shares to qualified investors pursuant to the offering exemptions from registration with the Securities and Exchange Commission in the United States provided by Regulation D, Rule 504, of the 1993 Securities Act.

       5.     Uncertainty due to the Year 2000 Issue:
            The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                              ALPHACOM CORPORATION

                          INTERIM FINANCIAL STATEMENTS
                                   (Unaudited)
                                 March 31, 1999

                              ALPHACOM CORPORATION

                          INTERIM FINANCIAL STATEMENTS
                                   (Unaudited)
                                 March 31, 1999


                                      INDEX

                                                                         Page
                                                                         ----

                          Interim Financial Statements:

                          Balance Sheet                                   I

                          Statement of Retained Earnings (Deficit)        II

                          Statement of Operations (Loss)                 III

                          Statement of Changes in Financial Position      IV

                          Notes to Financial Statements                   V

                              ALPHACOM CORPORATION

                              INTERIM BALANCE SHEET
                                   (Unaudited)
                                 March 31, 1999

                                     ASSETS

                                                                      1999
                                                                      ----

              Bank                                                  $      -
              Loan Receivable                                          4,000
                                                                    --------
                                                                    $  4,000
                                                                    ========


                                   LIABILITIES

              Bank Indebtedness                                     $    140
              Accounts Payable and Accrued Liabilities                 9,106
              Management Services Payable                             15,000
              Loan Payable                                             9,000
              Advances From Related Company                            3,215
                                                                    --------
                                                                      36,461
                                                                    ========


                              SHAREHOLDERS' EQUITY

Capital Stock
Authorized     49,990,000 common shares, no par value
               10,000 preferred shares, par value $0.001

Issued         11,000,000 Common Shares                               11,000

Retained Earnings (Deficit)                                          (43,461)
                                                                    --------
                                                                     (32,461)
                                                                    --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $  4,000
                                                                    ========

                              ALPHACOM CORPORATION

                INTERIM STATEMENT OF RETAINED EARNINGS (DEFICIT)
                                   (Unaudited)
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                                                       1999
                                                                       ----

             Retained Earnings (Deficit), beginning of the period    (26,710)

             Net Income (loss) for the period                        (16,751)



                                                                   ---------
             Retained Earnings (Deficit), end of the period          (43,461)
                                                                   =========

                              ALPHACOM CORPORATION

                         INTERIM STATEMENT OF OPERATIONS
                                   (Unaudited)
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                                                       1999

REVENUE
              Sales                                                 $      -

COST OF SALES
              Cost of Sales and Direct Costs                               -
                                                                    --------
GROSS PROFIT                                                        $      -
                                                                    --------


EXPENSES

              General and Administrative                            $  1,186
              Management Services                                     15,000
              Professional Fees and Shareholder Services
                                                                         565
                                                                    --------
                                                                    $ 16,751
                                                                    --------

NET INCOME (LOSS) BEFORE INCOME TAXES                                (16,751)
Income Taxes
              Current ( Recovery )                                         -
                                                                    --------

NET INCOME (LOSS) FOR THE PERIOD                                    $(16,751)
                                                                    ========

Loss per Shares - Basic                                             $ (0.002)
                                                                    ========

Earnings per Shares- Fully Diluted                                  $ (0.002)
                                                                    ========

                              ALPHACOM CORPORATION

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                                   (Unaudited)
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                                                       1999
                                                                       ----

OPERATING ACTIVITIES

              Net Income (Loss)                                     $(16,751)

              Change in non-cash components of working capital        10,845
                                                                    --------
                                                                      (5,906)
                                                                    --------

FINANCING ACTIVITIES
              Loan Payable                                             9,000
              Advances From Related Company                           (3,695)
                                                                    --------
                                                                       5,305
                                                                    --------


Change in Cash (Bank Indebtedness)                                      (601)

Cash - Beginning of period                                               461
                                                                    --------

Cash (Bank Indebtedness) - End of period                            $   (140)
                                                                    ========

                              ALPHACOM CORPORATION

                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 March 31, 1999

1.   Company

          The company was incorporated under the laws of the State of Delaware on December 15, 1997 and is a development stage marketing distribution company operating in the specialty publishing business.

2.   Advances From Related Company

          Advances from related company are non-interest bearing with no specific date of repayment.

3.   Management Services Payable

          Management Services Payable is due to the parent company.

4.   Capital Stock

          Issued upon incorporation:
          11,000,000 common shares                                  $ 11,000
          ------------------------------------------------------------------

5.   Subsequent Event

          On April 6, 1999, the Company issued 100,000 common shares at $1.00 per share to a total of 49 investors.

                              ALPHACOM CORPORATION

                          INTERIM FINANCIAL STATEMENTS
                                   (Unaudited)
                                  June 30, 1999

                              ALPHACOM CORPORATION

                          INTERIM FINANCIAL STATEMENTS
                                   (Unaudited)
                                  June 30, 1999


                                      INDEX

                                                                  Page
                                                                  ----

             Interim Financial Statements:

             Balance Sheet                                          I

             Statement of Retained Earnings (Deficit)              II

             Statement of Operations (Loss)                        III

             Statement of Changes in Financial Position            IV

             Notes to Financial Statements                          V

                              ALPHACOM CORPORATION

                              INTERIM BALANCE SHEET
                                   (Unaudited)
                                  June 30, 1999

                                     ASSETS

                                                                  1999
                                                                  ----

              Bank                                             $  37,231
              Loan Receivable                                      4,000
                                                               =========
                                                               $  41,231
                                                               =========


                                   LIABILITIES

              Bank Indebtedness                                $     -
              Accounts Payable and Accrued Liabilities             1,818
              Advances From Related Company                        3,215
                                                               =========
                                                                   5,033
                                                               =========


                              SHAREHOLDERS' EQUITY

Capital Stock

Authorized      49,990,000 common shares, no par value
                10,000 preferred shares, par value $0.001

Issued          11,100,000 Common Shares                         111,000

Retained Earnings (Deficit)                                      (74,802)
                                                               ---------
                                                                  36,198
                                                               ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $  41,231
                                                               =========

                              ALPHACOM CORPORATION

                INTERIM STATEMENT OF RETAINED EARNINGS (DEFICIT)
                                   (Unaudited)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                                                  1999
                                                                  ----

         Retained Earnings (Deficit), beginning of the period    (26,710)

         Net Income (loss) for the period                        (48,092)



                                                               ---------
         Retained Earnings (Deficit), end of the period          (74,802)
                                                               =========

                              ALPHACOM CORPORATION

                         INTERIM STATEMENT OF OPERATIONS
                                   (Unaudited)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                                                  1999
                                                                  ----

REVENUE:
              Sales                                            $       -

COST OF SALES:
              Cost of Sales and Direct Costs

                                                                       -

                                                               ---------

GROSS PROFIT                                                   $       -
                                                               ---------


EXPENSES:

              General and Administrative                       $  10,880
              Management Services                                 30,000
              Professional Fees and Shareholder Services           7,212
                                                               ---------
                                                               $  48,092
                                                               ---------

NET INCOME (LOSS) BEFORE INCOME TAXES                            (48,092)
Income Taxes
              Current ( Recovery )                                     -
                                                               ---------

NET INCOME (LOSS) FOR THE PERIOD                               $ (48,092)
                                                               =========


Loss per Shares - Basic                                        $  (0.004)
                                                               =========

Earnings per Shares- Fully Diluted                             $  (0.004)
                                                               =========

                              ALPHACOM CORPORATION

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                                   (Unaudited)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                                                  1999

OPERATING ACTIVITIES

         Net Income (Loss)                                     $  (48092)

         Change in non-cash components of working capital        (11,443)
                                                               ---------
                                                                 (59,535)
                                                               ---------

FINANCING ACTIVITIES

         Issuance of Capital Stock                               100,000

         Advances From Related Company                            (3,695)
                                                               ---------
                                                                  96,305
                                                               ---------


Change in Cash (Bank Indebtedness)                                36,770

Cash - Beginning of period                                           461
                                                               ---------

Cash (Bank Indebtedness) - End of period                       $  37,231
                                                               =========

                              ALPHACOM CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                  June 30, 1999

1.   Company

          The company was incorporated under the laws of the State of Delaware on December 15, 1997 and is a development stage marketing distribution company operating in the specialty publishing business.

2.   Advances From Related Company

          Advances from related company are non-interest bearing with no specific date of repayment.

3.   Capital Stock

          Issued upon incorporation:
          11,000,000 common shares                             $  11,000
          Issued during the period:
          100,000 common shares                                  100,000
          --------------------------------------------------------------
          11,100,000 Common Shares                             $ 111,000
          --------------------------------------------------------------

PART III

ITEM 1   INDEX TO EXHIBITS

         Exhibit No.    Exhibit Name

         2.1            Certificate of Incorporation of Registrant
         2.2            Amendment to Certificate of Incorporation of Registrant
         2.3            By-laws of Registrant
         10             Operating Agreement between the Registrant and Alpha
                        Communications Corp., dated December 17, 1998
                        (the "Operating Agreement")
         99             Specimen of the Company's common stock certificate

ITEM 2   DESCRIPTION OF EXHIBITS

         See Item 1 above

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ALPHACOM CORPORATION

Date: September 28, 1999                 By: \s\ Michael P. Kraft
                                             --------------------
                                             Michael P. Kraft
                                             President


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENT, that the persons whose signatures appear below each severally constitutes and appoints Michael P. Kraft as true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for them in their name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Section 12 under the Securities Exchange Act of 1934, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all which said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

\s\ Michael P. Kraft
--------------------------------------
Michael P. Kraft
President, CEO, Secretary and Director                  Date: September 28, 1999
                                                              ------------------

\s\ Richard Sherman
--------------------------------------
Richard Sherman
Executive Vice-President and Director                   Date: September 28, 1999
                                                              ------------------

\s\ Khurram Qureshi
--------------------------------------
Khurram Qureshi
Chief Financial Officer and Director                    Date: September 28, 1999
                                                              ------------------

                                       18